MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

September 27, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Interim Drill Results for Miranda’s Redlich Project and Horse Mountain Exploration Update

Miranda Gold Corp. (TSX-V: MAD; “Miranda”) is pleased to announce interim drill results from its Redlich project, in the Walker Lane mineral belt, Esmeralda County, Nevada. Fifteen reverse circulation drill holes (R-75 through R-90) were completed by our Joint Venture partner Newcrest Resources Inc. (“Newcrest”), for a total of 10,975 ft (3,345 m).

Newcrest has now completed a total of 61 drill holes on the project for a total of 37,564ft (11,450m). This third drill campaign by Newcrest continued to focus on a broad northwest-trending fault zone hosting gold mineralization where past exploration drilling intersected numerous mineralized quartz veins.  Of particular note in this recently completed drill campaign were two high grade intersections, which further verify the presence of high-grade gold in this low-sulfidation system. These two intersections are given in the table below:

Redlich drilling highlights

Hole Number	Interval (feet)	Length (feet)	Grade (oz Au/t)	Length (meters)	Grade (g Au/t)
R76	575-580	5	0.603	1.52	20.700
R84	275-280	5	0.440	1.52	15.100

Other significant drill results (defined as any mineralization grading better than 0.010 oz Au/t over 5-ft lengths), as provided by Newcrest, are presented in the following table:

Hole Number	Interval (feet)	Length (feet)	Grade (oz Au/t)	Length (meters)	Grade (g Au/t)

R75	No significant Assays
R76	125-140	15	0.017	4.57	0.594
	535-625	90	0.056	27.43	1.920
includes	575-580	5	0.603	1.52	20.700
R79	205-215	15	0.011	4.57	0.381
	330-360	30	0.012	9.14	0.491
R80	430-440	10	0.010	3.05	0.310
	460-465	5	0.011	1.52	0.389
	665-670	5	0.017	1.52	0.583
R81	No significant Assays
R82	125-135	10	0.023	3.05	0.775
	390-400	10	0.012	3.05	0.423
	500-505	5	0.038	1.52	1.305
	530-540	10	0.059	3.05	2.026
	540-550	10	0.023	3.05	0.775
R83	155-160	5	0.010	1.52	0.329
	250-290	40	0.011	12.19	0.377
includes	275-280	5	0.032	1.52	1.110
R84	275-280	5	0.440	1.52	15.100
R86	No significant Assays

Assays are pending for the six remaining holes.  Miranda has not yet evaluated the implications of the drill results but plans to do so by updating its 3D model.

Drill samples were collected with a reverse circulation drill using five-foot sample intervals.  All samples were sent to ALS Chemex Inc. of Reno, Nevada for sample preparation and for analysis.

Gold results were determined using standard fire assay techniques on a 30-g sample with an atomic absorption finish.  Strict systematic quality control / quality assurance (“QA/QC”) protocols are followed including the insertion of standards and blanks into the sample stream.

Horse Mountain Exploration Update

Barrick Gold Corporation (“Barrick”) has informed Miranda that drilling at the Horse Mountain project is scheduled to begin in mid-October.  The drill program will include four to five holes for a total of approximately 10,000 ft (3,048m). The program will include a follow up to mineralization in drill-hole BHM-001 drilled in 2005.  Results for this hole, which had been released on the15th day of December of 2005, are presented in the following table:

Hole Number	Interval (ft)	Length (ft)	Grade (oz Au/t)	Length (m)	Grade (g Au/t)
BHM-001	926.2-1024.4	98.2	0.023	29.9	0.789
(includes)	972.0-1005.0	33.0	0.047	10.1	1.611
(includes)	977.0-984.5	7.5	0.092	2.3	3.154

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Company Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., and Golden Aria Corp.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Coordinator 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.